Exhibit 99.1

NewLead Holdings Ltd. Clarifies Prior Press Release Dated June 18, 2014

Regarding Completion of $44.8 Million Settlement Agreement

Hamilton, Bermuda, November 18, 2015 - NewLead Holdings Ltd. (OTC: NEWL) ("NewLead" or the "Company") announced today that the previously announced, on June 18, 2014, completion of a referenced $44.8 million balance sheet enhancement program (the “program") with Magna Group Partners Limited ("MGP") and Hanover Holdings I, LLC ("Hanover"), was the satisfaction of the Company’s obligations under the $44.8 million court ordered settlement agreement (the “Order”) with MGP and Hanover, all as more fully described in NewLead’s current reports on Form 6-K, as initially filed on December 2, 2013 and through June 30, 2014 with respect to such Order dated December 2, 2013. The Order was in accordance with a stipulation of settlement (the “Settlement Agreement”) among NewLead, MGP and Hanover, in the matter entitled Hanover Holdings I, LLC v. NewLead Holdings Ltd., Case No. 160776/2013 (the “Action”). Hanover commenced the Action against the Company on November 19, 2013 to recover an aggregate of $44,822,523.85 of past-due indebtedness of the Company which Hanover had purchased (and validly assigned to MGP) from certain creditors of the Company.

The Order provided for the full and final settlement of the Action, which would be deemed satisfied upon the issuance of common shares as settlement shares until MGP received aggregate cash proceeds from the resale of such settlement shares equal to the sum of approximately $61.6 million, representing 137.5% of the total amount of the Action, plus certain additional “true-up” shares pursuant to a formula set forth in the Settlement Agreement. To satisfy its obligations under the Settlement Agreement, NewLead issued an aggregate of 768,753 common shares (adjusted to give effect to the 1-for-10, 1-for-50 and 1-for-50 reverse stock splits, effective March 6, 2014, May 15, 2014 and July 15, 2014, respectively) or approximately 19.2 billion shares not giving effect to the reverse splits.

About NewLead Holdings Ltd.

NewLead Holdings Ltd. is an international vertically integrated shipping, logistics and commodity company providing ideal solutions for seaborne transportation of dry bulk commodities and petroleum products through owned and managed vessels. NewLead controls a fleet of ten vessels, including five dry bulk and five tanker vessels and manages one third party tanker vessel. NewLead is a Securities and Exchange Commission (“SEC”) reporting Foreign Private Issuer in compliance with applicable SEC rules and regulations and current in its SEC reporting, utilizing U.S. Generally Accepted Accounting Principles’ financial reporting standards. NewLead's common shares are traded under the symbol "NEWL" on the Over-the-Counter market. To learn more about NewLead Holdings Ltd., please visit NewLead’s renewed website at www.newleadholdings.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as "anticipate," "estimate," "project," "plan," and "expect," are intended to be ''forward-looking" statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as the creditworthiness of our counterparties, the reliability of reserve reports, our ability to extract or acquire coal to fulfill contracts, the consummation of conditional contracts, future operating or financial results; our liquidity position and cash flows, our ability to borrow additional amounts under our revolving credit facility and, if needed, to obtain waivers from our lenders and restructure our debt, and our ability to continue as a going concern; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the product tanker and dry bulk vessel shipping segments, including charter rates and factors affecting supply and demand; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters; and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead's filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor and Media Relations:

Elisa Gerouki

NewLead Holdings Ltd.

Telephone: + 30 213 014 8023

Email: egerouki@newleadholdings.com

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